October 31, 2006

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re: SpatiaLight, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed October 20, 2006
File No. 333-137100

Dear Mr. Olins:

    We have limited our review of your filing to the issues we have addressed in our comment letter dated October 26, 2006 and the comment below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please confirm that you have updated your disclosure with all material information regarding possible actions under the federal securities laws, including any potential liability in private or public actions for violations of Section 5 of the Securities Act and any material recovery you may have under Section 16(b) of the Exchange Act. If you believe no further disclosure is required, please tell us why.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Lawrence E. Wilson, Esq. – Franklin, Cardwell and Jones